Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

September 26, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown and Liz Packebusch

Re:	Jet.AI Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 3, 2024
File No. 333-279385

Dear Ms. Brown and Ms. Packebusch:

This response letter (this “Response”) is submitted on behalf of Jet.AI Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated September 13, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on September 3, 2024. The Company is concurrently submitting a third amendment to the Registration Statement (“Amendment No. 3”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 3.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

September 26, 2024

Amendment No. 2 to Registration Statement on Form S-1

The Selling Stockholder Transaction

Other Transaction Documents, page 5

1.	Please revise to clarify the number of shares that would be issued if the Series B, including the Series B subject to the Ionic Warrant, are fully converted and the percentage of common shares that would be held by Ionic. In this regard we note disclosure in your proxy statement on Schedule 14A filed August 5, 2024 that if the Investor were to exercise the Ionic Warrant in full (whether at one time or from time to time) and convert all of its Series B Preferred Stock into common stock it would result in the Investor being issued an aggregate of approximately 39,768,619 shares based on the price of the Company’s common stock as of June 26, 2024, which would represent approximately 65% of the Company’s issued and outstanding common stock as of that date.

Response: The Certificate of Designations of Series B Convertible Preferred Stock (the “CoD”) expressly prohibits the Company from effecting any conversion of shares of Series B Preferred Stock, and the Selling Stockholder does not have the right to convert any of its shares of Series B Preferred Stock, to the extent that after giving effect to such conversion, the Selling Stockholder (together with its affiliated parties) collectively would beneficially own in excess of 4.99% of the shares of the Common Stock outstanding immediately after giving effect to the conversion. The CoD provides that any such conversion would be null and void and treated as if never made. This beneficial ownership limitation, subject to certain conditions, could be adjusted, but only up to 9.99% upon 61 days prior written notice by the Selling Stockholder, which has not occurred.

The Company respectfully advises the Staff that it believes disclosing a hypothetical number of shares that would be issued, or a hypothetical percentage of shares that would be held, if the Series B Preferred Stock, including the Series B Preferred Stock issuable upon exercise of the Warrant, is fully converted would be misleading in the Registration Statement and is inconsistent with the governing documents for the Selling Stockholder Transaction. The SEC has long recognized that conversion caps identical to those in the CoD are legally binding and deny an investor the ability to acquire more than 4.99% or 9.99%, as the case may be, of the underlying equity securities of the issuer and affirm that the investor is not, by virtue of its ownership of convertible securities, the beneficial owner of equity securities in excess of the applicable conversion cap(s). See, e.g. Brief of the Securities and Exchange Commission, Amicus Curiae, in Support of Appellees on Issues Addressed, Levy ex rel. Immunogen Inc. v. Southbrook Int'l Invs., Ltd., 263 F.3d 10, 14 (2d Cir. 2001).

The Registration Statement registers the potential resale by the Selling Stockholder of up to 16,232,232 shares of common stock. The material terms of the transaction documents, including the CoD, are accurately described in the Registration Statement, including under the heading “The Selling Stockholder Transaction” in the Prospectus Summary. This disclosure describes the materials terms of the definitive documents for the Selling Stockholder Transaction, including terms of the Warrant, the conversion terms of the Series B Preferred Stock and the total number of shares of Common Stock included in the “Required Reserve Amount” and, thus, includes disclosure regarding the potential dilution that could result from Selling Stockholder Transaction. The entirety of the CoD and other transaction documents for the Selling Stockholder are filed exhibits to the Registration Statement. The Registration Statement also includes disclosure regarding the conversion caps in the CoD, and on page 95 of the Registration Statement the Selling Stockholder’s beneficial ownership is disclosed in accordance with SEC rules and guidance. Adding, speculative disclosure as to the theoretical beneficial ownership of the Selling Stockholder necessitates that the Company ignore the express terms of the CoD and doing so would be misleading in this Registration Statement, and would not aid an investor in understanding the underlying terms of the Selling Stockholder Transaction or the purpose of the shares being registered in this Registration Statement.

The Staff’s comment cites disclosure in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on August 5, 2024. However, that disclosure relates directly and specifically to the proposal submitted to the Company’s stockholders in accordance with Nasdaq Listing Rule 5635(d) that requires a listed company to seek shareholder approval as a condition to issuing common stock in an amount that, upon issuance, could ultimately result in the issuance of shares in an aggregate amount (whether issued at one time or from time to time) in excess of 20% of the company’s outstanding shares of common stock, on a pre-transaction basis, at a price less than the “minimum price.” As such, that same disclosure is not appropriate for this Registration Statement because the Registration Statement seeks to register the resale of a specific number of shares, and not the total the shares of common stock that conceivably could be issued to the Selling Stockholder over time or at any point in time.

Plan of Distribution, page 96

2.	We note your disclosure on page 96 that your selling securityholders may sell their securities using various methods, including purchases by a broker-dealer as a principal and resale by the broker-dealer for its account. Please confirm your understanding that the retention by a selling stockholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information, including the retention by a selling stockholder of an underwriter, if applicable.

*	*	*

Additionally, as requested by the Staff, the company has revised its disclosures throughout Amendment No. 3 to clarify that the Effectiveness Shares were issued to Ionic by the Company and are currently issued and outstanding.

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 3. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.